EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT
SUBSIDIARIES OF
WHITEMARK HOMES, INC.

A.	Wholly-owned subsidiaries of Whitemark Homes, Inc., a Colorado corporation:

Whitemark Homes of Florida, Inc., a Florida corporation

B.	Wholly-owned subsidiary of Whitemark Homes of Florida, Inc.:

Home Funding, Inc., a Florida corporation

C.	Partnership and Limited Liability Corporation interests held by Whitemark Homes of Florida, Inc.:

Whitemark at Fox Glen, Ltd., a Florida limited partnership (99% limited partnership interest; the remaining 1% interest is held by general partner Fox Glen Management Corporation, which is wholly- owned by Kenneth L. White)

Sheeler Hills, Ltd., a Florida limited partnership (99% limited partnership interest; the remaining 1% interest is held by general partner Sheeler Hills Management Corporation, which is wholly-owned by Kenneth L. White)

Whitemark at Oak Park, LLC

Whitemark at Corner Lake, LLC

Whitemark at Glenbrook, LLC

Whitemark at Little Creek, LLC